UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2017

Commission File Number: 001-35866

KNOT OFFSHORE PARTNERS LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No   ☒

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2017

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-218254) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON MAY 26, 2017.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated Statements of Operations

For the Three and Nine Months Ended September 30, 2017 and 2016

(U.S. Dollars in thousands, except per unit amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017		2016
Operating revenues: (Notes 3 and 12)
Time charter and bareboat revenues (Note 3)	$57,970	$43,390		$153,255	$128,080
Loss of hire insurance recoveries (Note 4)	—	—		3,426	—
Other income	247	197		934	596

Total revenues	58,217	43,587		157,615	128,676

Operating expenses: (Note 12)
Vessel operating expenses	11,828	7,588		31,537	23,210
Depreciation	18,379	13,920		51,505	41,725
General and administrative expenses	1,285	908		4,247	3,164

Total operating expenses	31,492	22,416		87,289	68,099

Operating income	26,725	21,171		70,326	60,577

Finance income (expense) (Note 12):
Interest income	68	6		147	9
Interest expense (Note 5)	(8,040)	(5,129)		(21,506)	(15,213)
Other finance expense (Note 5)	(327)	(315)		(956)	(916)
Realized and unrealized gain (loss) on derivative instruments (Note 6)	2,832	3,613		1,816	(2,747)
Net gain (loss) on foreign currency transactions	(176)	13		(395)	(104)

Total finance expense	(5,643)	(1,812)		(20,894)	(18,971)

Income before income taxes	21,082	19,360		49,432	41,607
Income tax benefit (expense) (Note 8)	(3)	(3)		(9)	(9)

Net income	$21,079	$19,357		$49,423	$41,598

Series A Preferred unitholders’ interest in net income	$1,800	$—		$3,453	$—
General Partner’s interest in net income	356	390		849	891
Limited Partners’ interest in net income	18,923	18,967		45,121	40,707
Earnings per unit (Basic) (Note 14):
Common unit (basic)	$0.637	$0.697		$1.524	$1.563
Subordinated unit (basic)	$—	$—		$—	$1.154
General Partner unit (basic)	$0.637	$0.697		$1.520	$1.159
Earnings per unit (Diluted) (Note 14):
Common unit (diluted)	$0.619	$0.697		$1.455	$1.563
Subordinated unit (diluted)	$—	$—	$		$1.154
General Partner unit (diluted)	$0.637	$0.697		$1.520	$1.159

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated Statements of Comprehensive Income

for the Three and Nine Months Ended September 30, 2017 and 2016

(U.S. Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income	$21,079	$19,357	$49,423	$41,598
Other comprehensive income, net of tax	—	—	—	—

Comprehensive income	$21,079	$19,357	$49,423	$41,598

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2017 and December 31, 2016

(U.S. Dollars in thousands)

	At September 30, 2017	At December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents (Note 7)	$38,118	$27,664
Amounts due from related parties (Note 12)	881	150
Inventories	1,945	1,176
Derivative assets (Notes 6 and 7)	1,639	—
Other current assets	4,406	2,089

Total current assets	46,989	31,079

Long-term assets:
Vessels, net of accumulated depreciation (Note 9)	1,643,912	1,256,889
Intangible assets, net (Note 10)	2,649	—
Derivative assets (Notes 6 and 7)	7,162	3,154
Accrued income	1,599	1,153

Total long term assets	1,655,322	1,261,196

Total assets	$1,702,311	$1,292,275

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 12)	$2,453	$2,221
Accrued expenses	5,527	3,368
Current portion of long-term debt (Notes 7 and 11)	69,526	58,984
Current portion of derivative liabilities (Notes 6 and 7)	1,798	3,304
Income taxes payable	35	190
Current portion of contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	14,583	7,218
Amount due to related parties (Note 12)	2,654	834

Total current liabilities	98,094	77,637

Long-term liabilities:
Long-term debt (Notes 7 and 11)	933,109	657,662
Long-term debt from related parties	—	25,000
Derivative liabilities (Notes 6 and 7)	495	285
Contract liabilities	7,101	8,239
Deferred tax liabilities (Note 8)	844	685
Other long-term liabilities	3	1,057

Total long-term liabilities	941,552	692,928

Total liabilities	1,039,646	770,565

Commitments and contingencies (Note 13)
Series A Convertible Preferred Units (Notes 16 and 17)	89,243	—
Equity:
Partners’ capital:
Common unitholders	563,183	511,413
General partner interest	10,239	10,297

Total partners’ capital	573,422	521,710

Total liabilities and equity	$1,702,311	$1,292,275

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated

Statements of Changes in Partners’ Capital

for the Nine Months Ended September 30, 2017 and 2016

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Convertible Preferred Units
(U.S. Dollars in thousands)	Common Units	Subordinated Units	General Partner Units
Consolidated balance at December 31, 2015	$411,317	$99,158	$10,295	$—	$520,770	$—
Net income	35,655	5,052	891	—	41,598	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(34,049)	(10,088)	(997)	—	(45,134)	—
Conversion of subordinated units to common units	94,123	(94,123)	—	—	—	—

Consolidated balance at September 30, 2016	$507,046	$—	$10,189	$—	$517,234	$—

Consolidated balance at December 31, 2016	$511,413	$—	$10,297	$—	$521,710	$—
Net income	45,121	—	849	—	45,970	3,453
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(48,230)	—	(907)	—	(49,137)	(1,653)
Net proceeds from issuance of common units	54,879	—	—	—	54,879	—
Net proceeds from sale of Convertible Preferred Units	—	—	—	—	—	87,443

Consolidated balance at September 30, 2017	$563,183	$—	$10,239	$—	$573,422	$89,243

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated Statements of Cash Flows

for the Nine Months Ended September 30, 2017 and 2016

(U.S. Dollars in thousands)

	Nine Months ended September 30,
(U.S. Dollars in thousands)	2017	2016
OPERATING ACTIVITIES
Net income	$49,423	$41,598
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	51,505	41,725
Amortization of contract intangibles / liabilities	(860)	(1,138)
Amortization of deferred revenue	(1,115)	(1,257)
Amortization of deferred debt issuance cost	1,224	883
Drydocking expenditure	(4,288)	(2,595)
Income tax expense	9	9
Income taxes paid	(194)	(241)
Unrealized (gain) loss on derivative instruments	(3,612)	(568)
Unrealized (gain) loss on foreign currency transactions	(67)	30
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	62,076	(11)
Decrease (increase) in inventories	(207)	90
Decrease (increase) in other current assets	(646)	344
Decrease (increase) in accrued revenue	(446)	(921)
Increase (decrease) in trade accounts payable	(312)	(565)
Increase (decrease) in accrued expenses	350	79
Increase (decrease) prepaid revenue	5,669	5,730
Increase (decrease) in amounts due to related parties	(88)	(82)

Net cash provided by operating activities	158,421	83,110

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(256)	(849)
Acquisition of Tordis Knutsen (net of cash acquired)	(32,374)	—
Acquisition of Vigdis Knutsen (net of cash acquired)	(28,321)	—
Acquisition of Lena Knutsen (net of cash acquired)	(32,766)	—

Net cash provided by (used in) investing activities	(93,717)	(849)

FINANCING ACTIVITIES
Proceeds from long-term debt	178,000	5,000
Repayment of long-term debt	(229,376)	(38,221)
Repayment of long-term debt from related parties	(93,369)	—
Payment of debt issuance cost	(1,159)	(174)
Cash distribution	(50,791)	(45,134)
Net proceeds from issuance of common units	54,879	—
Net proceeds from sale of Convertible Preferred Units	87,443	—

Net cash provided by (used in) financing activities	(54,373)	(78,529)

Effect of exchange rate changes on cash	123	77
Net increase in cash and cash equivalents	10,454	3,732
Cash and cash equivalents at the beginning of the period	27,664	23,573

Cash and cash equivalents at the end of the period	$38,118	$27,382

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Notes to Unaudited Condensed Consolidated Financial Statements

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) is a publicly traded Marshall Islands limited partnership initially formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT”) in connection with the Partnership’s initial public offering of common units (the “IPO”), which was completed in April 2013.

As of September 30, 2017, the Partnership had a fleet of fourteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels.” The Vessels operate under fixed charter contracts to charterers.

The initial term for a time charter or bareboat charter commences upon the vessel’s delivery to the customer. The Partnership’s charters include options, exercisable by the customer, to extend the charter’s initial term. Pursuant to the Omnibus Agreement, KNOT has agreed to guarantee the payments of the hire rate under the initial charters for the Windsor Knutsen and the Bodil Knutsen for five years from the closing of the Partnership’s IPO. The time charter for the Windsor Knutsen expires in 2018 and the charterer has five one-year extension options. The time charter for the Bodil Knutsen expires in 2019 and contains customer options for extension through 2024. The Recife Knutsen and the Fortaleza Knutsen are under bareboat charter contracts that expire in 2023. The time charter for the Carmen Knutsen expires in 2023 and contains customer options for extension through 2026. The time charters for the Hilda Knutsen and the Torill Knutsen each expire in 2018 and contain a customer option for extension through 2023. The Dan Cisne and the Dan Sabia are under bareboat charter contracts that expire in 2023 and 2024, respectively. The time charter for the Ingrid Knutsen expires in 2024 and contains customer options for extension through 2029. The time charter for the Raquel Knutsen expires in 2025 and contains customer options for extension through 2030. The time charter for the Tordis Knutsen expires in 2022 and contains customer options for extension through 2032. The time charter for the Vigdis Knutsen expires in 2022 and contains customer options for extension through 2032. The time charter for the Lena Knutsen expires in 2022 and contains customer options for extension through 2032.

Under the Partnership’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, and the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the Partnership’s IPO in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retains the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT and as a consequence, the Partnership will not account for any vessel acquisitions from KNOT after June 25, 2013 as a transfer of equity interests between entities under common control.

On January 10, 2017, the Partnership issued and sold 2,500,000 common units in an underwritten public offering (see Note 16(a) — Equity Offering), raising approximately $54.9 million in net proceeds.

On February 2, 2017, the Partnership issued and sold in a private placement 2,083,333 Series A Convertible Preferred Units (“Series A Preferred Units”) at a price of $24.00 per unit. After deducting estimated fees and expenses, the net proceeds from the sale were approximately $48.6 million.

On March 1, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 24 AS, the company that owns the Tordis Knutsen, from KNOT. The acquisition of the Tordis Knutsen was accounted for as an acquisition of a business. As a result, the Partnership has recorded the results of operations of the Tordis Knutsen in its consolidated statement of operations from March 1, 2017. See Note 15—Business Acquisitions.

On June 1, 2017, KNOT Shuttle Tankers AS acquired KNOT Shuttle Tankers 25 AS, the company that owns the Vigdis Knutsen, from KNOT. The acquisition of the Vigdis Knutsen was accounted for as an acquisition of a business. As a result, the Partnership has recorded the results of operations of the Vigdis Knutsen in its consolidated statement of operations from June 1, 2017. See Note 15—Business Acquisitions.

On June 30, 2017, the Partnership issued and sold in a second private placement 1,666,667 additional Series A Preferred Units at a price of $24.00 per unit. After deducting estimated fees and expenses, the net proceeds from the sale were approximately $38.8 million.

On September 30, 2017, KNOT Shuttle Tankers AS acquired KNOT Shuttle Tankers 26 AS, the company that owns the Lena Knutsen, from KNOT. The acquisition of the Lena Knutsen was accounted for as an acquisition of a business. As a result, the Partnership has recorded the results of operations of the Lena Knutsen in its consolidated statement of operations from September 30, 2017. See Note 15—Business Acquisitions.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. In the opinion of management of the Partnership, all adjustments considered necessary for a fair presentation, which are of normal recurring nature, have been included. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2016, which are included in the Partnership’s Annual Report on Form 20-F (the “2016 20-F”).

(b) Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2016, as contained in the Partnership’s 2016 20-F.

(c) Recent Accounting Pronouncements

Adoption of new accounting standards

There are no accounting pronouncements effective for the period, whose adoption had a material impact on the consolidated financial statements in the current period.

Accounting pronouncements to be adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued revised guidance for leasing. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for annual periods beginning after December 15, 2018. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and may apply it, at the company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Partnership has begun an initial assessment of the impact of this standard update on its consolidated financial statements and related disclosures and expects to adopt the standard from January 1, 2018. Based on the analysis to date, the Partnership does not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings.

Any other accounting pronouncements yet to be adopted by the Partnership are consistent with those disclosed in the Partnership’s audited consolidated financial statements for the year ended December 31, 2016.

3) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. As of September 30, 2017, the Partnership’s fleet consisted of fourteen vessels and operated under ten time charters and four bareboat charters. As of September 30, 2016, the Partnership’s fleet consisted of ten vessels and operated under six time charters and four bareboat charters. Under the time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the applicable Vessel will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents revenues and percentages of consolidated revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues during the three and nine months ended September 30, 2017 and 2016. All of these customers are subsidiaries of major international oil companies.

	Three Months Ended September 30,				Nine Months Ended September 30,
(U.S. Dollars in thousands)	2017		2016		2017		2016
Eni Trading and Shipping S.p.A.	$11,740	20%	$11,816	27%	$34,646	23%	$35,191	27%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	11,368	20%	11,368	26%	33,747	22%	33,866	26%
Statoil ASA	5,867	10%	5,809	13%	17,326	11%	16,038	13%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	9,150	16%	4,793	11%	23,546	15%	14,553	11%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	15,400	26%	5,210	12%	30,800	20%	15,344	12%
Standard Marine Tønsberg AS, a Norwegian subsidiary of ExxonMobil	4,445	8%	4,394	10%	13,190	9%	13,087	10%

4) Insurance Proceeds

In February 2017, the Raquel Knutsen damaged its propeller hub. As a result, the Vessel was off-hire from February 22, 2017 to May 15, 2017 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. The Partnership received payments for loss of hire insurance of $0.53 million and $3.43 million during the three and nine months ended September 30, 2017, respectively.

In addition, for the three and nine months ended September 30, 2017, the Partnership recorded $(0.13) million and $3.76 million, respectively, for recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller hub damage to the Raquel Knutsen. For the three and nine months ended September 30, 2017, $0.15 million and $0.25 million, respectively, is classified under vessel operating expense along with the cost of the repairs.

5) Other Finance Expenses

(a) Interest Expense

A reconciliation of total interest cost and interest expense as reported in the consolidated statements of operations for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands)	2017	2016	2017	2016
Interest expense	$7,571	$4,819	$20,282	$14,330
Amortization of debt issuance cost and fair value of debt assumed	469	310	1,224	883

Total interest cost	$8,040	$5,129	$21,506	$15,213

(b) Other Finance Expense

The following table presents the other finance expense for three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands)	2017	2016	2017	2016
Bank fees, charges	$89	$143	$280	$389
Guarantee costs	153	172	470	527
Commitment fees	85	—	206	—

Total other finance expense	$327	$315	$956	$916

6) Derivative Instruments

The unaudited condensed consolidated interim financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than U.S. Dollars and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership’s variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into London Interbank Offered Rate (“LIBOR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of September 30, 2017, the Partnership had entered into various interest swap agreements for a total notional amount of $655.5 million to hedge against the interest rate risks of its variable rate borrowings. Under the terms of the interest rate swap agreements, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.70%.

As of September 30, 2017 and December 31, 2016, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $655.5 million and $446.7 million, respectively. As of September 30, 2017 and December 31, 2016, the carrying amount of the interest rate swaps contracts were net assets of $5.1 million and $0.8 million, respectively. See Note 7—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in Norwegian Kroner (NOK), expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Partnership entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

As of September 30, 2017 and December 31, 2016, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 209.5 million and NOK 290.1 million, respectively. As of September 30, 2017 and December 31, 2016, the carrying amount of the Partnership’s foreign exchange forward contracts was a net asset of $1.4 million and a net liability of $1.3 million, respectively. See Note 7—Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) for derivative instruments for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands)	2017	2016	2017	2016
Realized gain (loss):
Interest rate swap contracts	$(469)	$(671)	$(2,076)	$(2,847)
Foreign exchange forward contracts	446	(152)	280	(468)

Total realized gain (loss):	(23)	(823)	(1,796)	(3,315)

Unrealized gain (loss):
Interest rate swap contracts	1,223	2,744	948	(3,122)
Foreign exchange forward contracts	1,632	1,692	2,664	3,690

Total unrealized gain (loss):	2,855	4,436	3,612	568

Total realized and unrealized gain (loss) on derivative instruments:	$2,832	$3,613	$1,816	$(2,747)

7) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of September 30, 2017 and December 31, 2016. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	September 30, 2017		December 31, 2016
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$38,118	$38,118	$27,664	$27,664
Current derivative assets:
Interest rate swap contracts	241	241	—	—
Foreign exchange forward contracts	1,398	1,398	—	—
Non-current derivative assets:
Interest rate swap contracts	7,162	7,162	3,154	3,154
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	1,798	1,798	2,039	2,039
Foreign exchange forward contracts	—	—	1,265	1,265
Non-current derivative liabilities:
Interest rate swap contracts	495	495	285	285
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	1,009,162	1,008,676	745,649	743,898

The carrying amounts shown in the table above are included in the condensed consolidated balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of September 30, 2017 and December 31, 2016 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts.

•	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: the term of the swap, the notional amount of the swap, discount rates interpolated based on relevant LIBOR swap curves and the rate on the fixed leg of the swap.

•	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

•	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of September 30, 2017 and December 31, 2016:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	September 30, 2017	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$38,118	$38,118	$—	$—
Current derivative assets:
Interest rate swap contracts	241	—	241	—
Foreign exchange forward contracts	1,398	—	1,398	—
Non-current derivative assets:
Interest rate swap contracts	7,162	—	7,162	—
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	1,798	—	1,798	—
Foreign exchange forward contracts	—	—	—	—
Non-current derivative liabilities:
Interest rate swap contracts	495	—	495	—
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	1,009,162	—	1,008,676	—

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2016	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$27,664	$27,664	$—	$—
Current derivative assets:
Interest rate swap contracts	—	—	—	—
Foreign exchange forward contracts	—	—	—	—
Non-current derivative assets:
Interest rate swap contracts	3,154	—	3,154	—
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	2,039	—	2,039	—
Foreign exchange forward contracts	1,265	—	1,265	—
Non-current derivative liabilities:
Interest rate swap contracts	285	—	285	—
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	745,649	—	743,898	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of September 30, 2017 and December 31, 2016.

8) Income Taxes

The Norwegian government is in negotiations with the EFTA Surveillance Authority to extend the effective date of the Norwegian Tonnage Tax regime (“the tonnage tax regime”). Pursuant to those negotiations, Norway has proposed restrictions that would eliminate the ability of companies that own vessels under certain bareboat charters to qualify for the tonnage tax regime. Companies that no longer qualify for the tonnage tax regime would instead be subject to Norwegian corporate income tax.

Subsidiaries of the Partnership collectively own four vessels under bareboat charters. Under the currently proposed changes to the tonnage tax regime, the subsidiaries that own those vessels would no longer qualify for the tonnage tax regime and would instead be subject to Norwegian corporate income tax, potentially as of January 1, 2018. The Partnership is evaluating potential alternatives that would avoid any of its subsidiaries being disqualified from the tonnage tax regime. However, until any changes to the tonnage tax regime are finalized, the Partnership can make no assurances that it can avoid the disqualification of certain of its subsidiaries from the tonnage tax regime. The negotiations between the Norwegian government and the EFTA Surveillance Authority have taken a longer time than initially indicated from the government. An extended period for existing tonnage taxed companies to comply with the potential new regulations until October 31, 2018 has been proposed.

Components of Current and Deferred Tax Expense

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization was a one-time entrance tax into the tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated financial statements.

The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. The entrance tax is payable over several years and is calculated by multiplying the tax rate by the declining balance of the gain, which will decline by 20% each year. The amount payable will be affected by the change in tax rate which was reduced to 24% in 2017 from 25% in 2016, from 27% in 2014 and from 28% in 2013 and the fluctuation in currency rates. Approximately $0.2 of the entrance tax was paid during the first quarter of 2017 and 2016. UK income tax is presented as income taxes payable, while $0.8 million is presented as non-current deferred taxes payable.

Significant components of current and deferred income tax expense attributable to income from continuing operations for the three and nine months ended September 30, 2017 and 2016 as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands)	2017	2016	2017	2016
Income before income taxes	$21,082	$19,360	$49,432	$41,607
Income tax (expense)	(3)	(3)	(9)	(9)
Effective tax rate	$0%	$0%	$0%	$0%

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some of or all of the benefit from the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, which relates to financial loss carry forwards and other deferred tax assets within the tonnage tax regime, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of September 30, 2017 and December 31, 2016 there are no deferred tax assets recognized.

9) Vessels and Equipment

(U.S. Dollars in thousands)	Vessels & equipment	Accumulated depreciation	Net Vessels
Vessels, December 31, 2015	$1,351,219	$(158,292)	$1,192,927
Additions	115,934	—	115,934
Drydock costs	4,258	—	4,258
Disposals	(2,498)	2,498	—
Depreciation for the year	—	(56,230)	(56,230)

Vessels, December 31, 2016	$1,468,913	$(212,024)	$1,256,889

Additions	426,036	—	426,036
Drydock costs	12,492	—	12,492
Disposals	(1,508)	1,508	—
Depreciation for the period	—	(51,505)	(51,505)

Vessels, September 30, 2017	$1,905,933	$(262,021)	$1,643,912

As of September 30, 2017 and December 2016, Vessels with a book value of $1,644 million and $1,257 million, respectively, are pledged as security held as a guarantee for the Partnership’s long-term debt. See Note 11—Long-term debt.

10) Intangible Assets

(U.S. Dollars in thousands)	Above market time charter Tordis Knutsen	Above market time charter Vigdis Knutsen	Total intangibles
Intangibles, December 31, 2015	$—	$—	$—
Additions	—	—	—
Amortization for the year	—	—	—

Intangibles, December 31, 2016	$—	$—	$—
Additions	1,468	1,458	2,926
Amortization for the period	(177)	(100)	(277)

Intangibles, September 30, 2017	$1,291	$1,358	$2,649

The intangible for the above market value of time charter contract associated with the Tordis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.8 years as of the acquisition date. The intangible for the above market value of time charter contract associated with the Vigdis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.9 years as of the acquisition date. Also see Note 15 – Business Acquisitions.

11) Long-Term Debt

As of September 30, 2017 and December 31, 2016, the Partnership had the following debt amounts outstanding:

(U.S. Dollars in thousands)	Vessel	September 30, 2017	December 31, 2016
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$168,928	$180,714
$35 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	23,000	25,000
$140 million loan facility	Fortaleza Knutsen & Recife Knutsen	111,563	118,125
$117 million loan facility	Hilda Knutsen	—	76,871
$100 million loan facility	Hilda Knutsen	98,462	—
$117 million loan facility	Torill Knutsen	74,409	78,105
$172.5 million loan facility	Dan Cisne, Dan Sabia	95,939	100,539
$77.5 million loan facility	Ingrid Knutsen	64,368	67,652
$74.5 million loan facility	Raquel Knutsen	69,721	73,643
$25 million Seller’s Credit and Seller’s Loan	Raquel Knutsen	—	25,000
$114.4 million loan facility	Tordis Knutsen	92,316	—
$114.4 million loan facility	Vigdis Knutsen	93,581	—
$114.4 million loan facility	Lena Knutsen	91,875	—
$25 million revolving credit facility		25,000	—

Total long-term debt		1,009,162	745,649

Less: current installments		71,561	60,314
Less: unamortized deferred loan issuance costs		2,035	1,330

Current portion of long-term debt		69,526	58,984

Amounts due after one year		937,601	685,335
Less: unamortized deferred loan issuance costs		4,492	2,673
Less: $25 million Seller’s Credit and Seller’s Loan		—	25,000

Long-term debt, less current installments, Seller’s Credit and Seller’s Loan and unamortized deferred loan issuance costs		$933,109	$657,662

The Partnership’s outstanding debt of $1,009.2 million as of September 30, 2017 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2017	$21,832	$—
2018	71,203	86,677
2019	54,985	285,678
2020	44,053	—
2021	44,653	70,811
2022 and thereafter	87,958	241,312

Total	$324,684	$684,478

As of September 30, 2017, the interest rates on the Partnership’s loan agreements (other than tranche two of the $77.5 million loan facility) were the London Interbank Offered Rate (“LIBOR”) plus a fixed margin ranging from 1.8% to 2.5%. On the export credit loan of $44.6 million which is tranche two of the $77.5 million loan facility secured by the Ingrid Knutsen, the annual rate is 3.85% composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The guarantee commission of 1.35% is classified as other finance expense.

In April 2015, KNOT Shuttle Tankers 24 AS, the subsidiary owning the Tordis Knutsen, as the borrower, entered into a secured loan facility (the “Tordis Facility”). As of the time of the acquisition of the Tordis Knutsen on March 1, 2017, the aggregate amount outstanding under the facility was $114.4 million. The Tordis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in November 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Tordis Knutsen. The Tordis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Tordis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

In April 2015, KNOT Shuttle Tankers 25 AS, the subsidiary owning the Vigdis Knutsen, as the borrower, entered into a secured loan facility (the “Vigdis Facility”). As of the time of the acquisition of the Vigdis Knutsen on June 1, 2017, the aggregate amount outstanding under the facility was $114.4 million. The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in February 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Vigdis Knutsen. The Vigdis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Vigdis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen, as the borrower, entered into a secured loan facility (the “Lena Facility”). As of the time of the acquisition of the Lena Knutsen on September 30, 2017, the aggregate amount outstanding under the facility was $111.1 million. The Lena Facility is repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Lena Knutsen. The Lena Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

On May 26, 2017, the Partnership’s subsidiary, KNOT Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “New Hilda Facility”). The New Hilda Facility is repayable in twenty-eight (28) consecutive quarterly installments with a balloon payment of $58.5 million due at maturity. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The facility matures in 2024 and is guaranteed by the Partnership and refinanced the $117 million loan facility associated with the Hilda Knutsen that bore interest at a rate of LIBOR plus 2.5% and was due to be paid in full in August 2018. As part of the refinancing, the $117 million loan facility including amortized loan expenses has been fully derecognized.

On August 31, 2017, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, which owns the vessel-owning entities, entered into an unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility will mature in August 2019, bear interest at LIBOR plus 1.8% and have a commitment fee of 0.5% on the undrawn portion of the facility.

12) Related Party Transactions

(a) Related Parties

Net expenses (income) from related parties included in the unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2017 and 2016 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands)	2017	2016	2017	2016
Statements of operations:
Other income:
Guarantee income from KNOT (1)	$247	$196	$933	$577
Operating expenses:
Technical and operational management fee from KNOT Management to Vessels (2)	1,166	733	3,193	2,198
General and administrative expenses:
Administration fee from KNOT Management (3)	317	327	1,100	960
Administration fee from KOAS (3)	119	95	342	286
Administration fee from KOAS UK (3)	35	35	97	106
Administration and management fee from KNOT (4)	52	50	146	152
Finance income (expense):
Interest expense charged from KNOT (5)	—	—	52	—

Total	$1,442	$1,044	$3,997	$3,125

(U.S. Dollars in thousands)	At September 30, 2017	At December 31, 2016
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (6)	$29	$38

Drydocking supervision fee from KOAS (6)	—	16

Total	$29	$54

(1)	Guarantee income from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charter of the Windsor Knutsen and Bodil Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced on a new Shell time charter with a hire rate below the hire rate in the initial charter. The difference between the new hire rate and the initial rate is paid by KNOT. See Note 12(b)—Related Party Transactions—Guarantees and Indemnifications. The Vigdis Knutsen suffered damages to its hull in connection with a ship-to-ship loading on May 24, 2017 and the vessel went off-hire 6 days in June 2017 due to repairs of the damage. In connection with the Vigdis Knutsen acquisition, KNOT agreed to pay for the repair cost and charter hire lost in connection with the incident. The reimbursement from KNOT for lost charter hire is accounted for as guarantee income.
(2)	Technical and operational management fee from KNOT Management to Vessels: KNOT Management AS (“KNOT Management”) provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational services. In addition, there is also a charge for 24-hour emergency response services provided by KNOT for all vessels managed by KNOT.
(3)	Administration fee from KNOT Management and Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include the compensation and benefits of KNOT Management’s management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of the statutory financial statement.
(4)	Administration and management fee from KNOT: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(5)	Interest expense charged from KNOT: KNOT invoiced interest (expense) income for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries.
(6)	Drydocking supervision fee from KNOT and KOAS: KNOT and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.

(b) Guarantees and Indemnifications

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charters of each of the Windsor Knutsen and the Bodil Knutsen for a period of five years from the closing date of the IPO.

In April 2014, the Partnership was notified that Shell would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel was re-delivered on July 28, 2014. In order to comply with its obligations under the Omnibus Agreement, on July 29, 2014, KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous Shell time charter. This charter was effective until the new Shell time charter commenced in October, 2015. The new Shell charter has a hire rate that is lower than the hire rate in the initial charter. The difference between the new hire and the initial rate is paid by KNOT.

Under the Omnibus Agreement, KNOT has agreed to indemnify the Partnership until April 15, 2018, against certain environmental and toxic tort liabilities with respect to certain assets that KNOT contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

(c) Transactions with Management and Directors

See the footnotes to Note 12(a)—Related Party Transactions for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated statements of operations.

(d) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At September 30, 2017	At December 31, 2016
Balance Sheet:
Trading balances due from KOAS	$23	$108
Trading balances due from KNOT and affiliates	858	42

Amount due from related parties	$881	$150

Trading balances due to KOAS	$1,328	$543
Trading balances due to KNOT and affiliates	1,326	291

Amount due to related parties	$2,654	$834

Amounts due from (to) related parties are unsecured and intended to be settled in the ordinary course of business. They primarily relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(e) Trade accounts payables

Trade accounts payables to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

(U.S. Dollars in thousands)	At September 30, 2017	At December 31, 2016
Balance Sheet:
Trading balances due to KOAS	$396	$727
Trading balances due to KNOT and affiliates	846	394

Trade accounts payables to related parties	$1,242	$1,121

(f) Long-term debt from related parties

The balances to related parties consisted of the following:

(U.S. Dollars in thousands)	At September 30, 2017	At December 31, 2016
Balance Sheet:
Long-term debt from related parties (KNOT)	$—	$25,000

Total	$—	$25,000

(g) Acquisitions from KNOT

On December 1, 2016, the Partnership acquired KNOT’s 100% interest in Knutsen NYK Shuttle Tankers 19 AS, the company that owns and operates the Raquel Knutsen. This acquisition was accounted for as an acquisition of a business.

On March 1, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 24 AS, the company that owns and operates the Tordis Knutsen. This acquisition was accounted for as an acquisition of a business.

On June 1, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 25 AS, the company that owns and operates the Vigdis Knutsen. This acquisition was accounted for as an acquisition of a business.

On September 30, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 26 AS, the company that owns and operates the Lena Knutsen. This acquisition was accounted for as an acquisition of a business.

The board of directors of the Partnership (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price for each transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. See Note 15—Business Acquisitions.

13) Commitments and Contingencies

Assets Pledged

As of September 30, 2017 and December 31, 2016, Vessels with a book value of $ 1,644 million and $1,257 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 6—Derivative Instruments and Note 11—Long-Term Debt.

Claims and Legal Proceedings

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts that average $0.15 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition.

14) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit are presented below:

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. Dollars in thousands, except per unit data)	2017	2016	2017	2016
Net income	$21,079	$19,357	$49,423	$41,598
Less: Series A Preferred unitholders’ interest in net income	1,800	—	3,453	—

Net income attributable to the unitholders of KNOT Offshore Partners LP	19,279	19,357	45,970	41,598

Less: Distributions (2)	16,379	15,027	49,137	45,149

Under (over) distributed earnings	2,900	4,330	(3,167)	(3,551)

Under (over) distributed earnings attributable to:
Common unitholders (3)	2,846	4,243	(3,109)	(3,480)
Subordinated unitholders (3)	—	—	—	—
General Partner	54	87	(58)	(71)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	29,694	27,194	29,612	22,817
Subordinated unitholders	—	—	—	4,377
General Partner	559	559	559	559
Weighted average units outstanding (diluted) (in thousands):
Common unitholders	33,433	27,194	32,012	22,817
Subordinated unitholders	—	—	—	4,377
General Partner	559	559	559	559
Earnings per unit (basic)
Common unitholders (4)	$0.637	$0.697	$1.524	$1.563
Subordinated unitholders (4)	—	—	—	1.154
General Partner	0.637	0.697	1.520	1.594
Earnings per unit (diluted):
Common unitholders	$0.619	$0.697	$1.455	$1.563
Subordinated unitholders (4)	—	—	—	1.154
General Partner	0.637	0.697	1.520	1.594
Cash distributions declared and paid in the period per unit (5)	0.520	0.520	1.560	1.560
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	0.520	0.520	0.520	0.520

(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s Partnership Agreement.
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the three months ended September 30, 2017 and 2016 of $0.6 million and of $0.6 million, respectively, and for the nine months ended September 30, 2017 and 2016 of $1.9 million and of $1.8 million, respectively.
(3)	On May 18, 2016 all subordinated units converted into common units on a one-for-one basis.
(4)	This includes the net income attributable to the IDR holder. The IDRs generally may not be transferred by KNOT until March 31, 2018. The net income attributable to IDRs for the three months ended September 30, 2017 and 2016 was $0.6 million and $0.6 million, respectively, and for the nine months ended September 30, 2017 and 2016 was $1.9 million and $1.8 million, respectively.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to the period end.

As of September 30, 2017, the Partnership had 29,694,094 common units outstanding, of which 21,036,226 are held by the public and 8,567,500 are held by KNOT. In addition, KNOT, through its ownership of the General Partner, held 558,674 general partner units and 90,368 common units. The Partnership also has 3,750,000 Series A Preferred Units outstanding.

Earnings per unit is determined by dividing net income, after deducting the distributions paid or to be made in relation to the period, by the weighted-average number of units (other than the Series A Preferred Units) outstanding during the applicable period. The General Partner’s, common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Board to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs and capital requirements and for funds to pay quarterly distributions on, and make any redemption payments on, the Series A Preferred Units. In addition, KNOT, as the initial holder of all IDRs, has the right, at the time when it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

For a description of the provisions of the Partnership Agreement relating to cash distributions, please see the Partnership’s Form 8-A/A filed with the SEC on June 30, 2017.

15) Business Acquisitions

In December 2016, March 2017, June 2017 and September 2017, the Partnership acquired from KNOT equity interests in certain subsidiaries which own and operate the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen, respectively.

The Board and the Conflicts Committee approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. The details of each transaction are as follows:

(U.S. Dollars in thousands)	Provisional Lena Knutsen September 30, 2017	Provisional Vigdis Knutsen June 1, 2017	Provisional Tordis Knutsen March 1, 2017	Final Raquel Knutsen December 1, 2016
Purchase consideration (1)	$33,235	$31,759	$32,983	$20,252
Less: Fair value of net assets acquired:
Vessels and equipment (2)	142,457	145,772	145,754	116,751
Intangibles: Above market time charter	—	1,458	1,468	—
Cash	470	3,438	609	7,146
Inventories	243	190	129	307
Derivative assets	1,729	226	1,377	207
Others current assets	193	128	1,348	183
Amounts due from related parties	23,599	18,374	20,834	59
Long-term debt	(111,068)	(114,411)	(114,411)	(79,950)
Long-term debt from related parties	(22,706)	(22,703)	(22,960)	(24,019)
Deferred debt issuance	867	928	795	1,059
Trade accounts payable	(256)	(187)	(106)	(167)
Accrued expenses	(224)	(1,082)	(503)	(1,179)
Prepaid charter and deferred revenue	(1,758)	—	—	—
Amounts due to related parties	(186)	(372)	(1,351)	(145)
Income tax payable	(125)	—	—	—

Subtotal	33,235	31,759	32,983	20,252

Difference between the purchase price and fair value of net assets acquired	—	—	—	—
Goodwill	—	—	—	—
Difference between the purchase price and allocated values	$—	$—	$—	$—

(1)	The purchase price is comprised of the following:

(U.S. Dollars in thousands)	Provisional Lena Knutsen September 30, 2017	Provisional Vigdis Knutsen June 1, 2017	Provisional Tordis Knutsen March 1, 2017	Final Raquel Knutsen December 1, 2016
Cash consideration paid to KNOT (from KNOT)	$33,343	$28,109	$31,242	$(12,019)
Purchase price adjustments	(108)	3,650	1,741	7,271
Seller’s credit	—	—	—	12,981
Seller’s loan	—	—	—	12,019
Purchase price	$33,235	$31,759	$32,983	$20,252

(2)	Vessels and equipment includes allocation to dry docking for the Raquel Knutsen of $1.7 million, Tordis Knutsen of $2.8 million, Vigdis Knutsen of $2.7 million and for the Lena Knutsen of $2.7 million.

Raquel Knutsen

On December 1, 2016, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 19 AS, the company that owns and operates the Raquel Knutsen. The purchase price was $116.5 million less $103.5 million of outstanding indebtedness related to the vessel plus other purchase price adjustments of $7.3 million. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Raquel Knutsen business contributed revenues of $1.5 million and net income of $0.2 million to the Partnership for the period from December 1, 2016 to December 31, 2016.

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2016, giving effect to the Partnership’s acquisition and financing of the Raquel Knutsen as if this acquisition had taken place on January 1, 2016. The information is unaudited and is for illustration purposes only.

(U.S. Dollars in thousands)	Year Ended December 31, 2016
Revenue	$190,229
Net income	65,101

Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2016. In addition, the pro forma adjustments reflect changes in guarantors as if the acquisition had taken place from the date of delivery of the vessel.

Tordis Knutsen

On March 1, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 24 AS (“KNOT 24”), the company that owns and operates the Tordis Knutsen. The purchase price was $147.0 million less $137.7 million of outstanding indebtedness plus $21.1 million for a receivable owed by KNOT to KNOT 24 and approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen plus $1.7 million of post-closing adjustments for working capital and interest rate swaps. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The provisional allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Tordis Knutsen business contributed revenues of $11.9 million and net income of $1.7 million to the Partnership for the period from March 1, 2017 to September 30, 2017.

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the nine months ended September 30, 2017, giving effect to the Partnership’s acquisition and financing of the Tordis Knutsen as if this acquisition had taken place on January 1, 2017. Since Tordis Knutsen was delivered from the yard in late 2016 and commenced on its time charter contract in January 2017, there are no pro forma figures for the year ended December 31, 2016. The information is unaudited and is for illustration purposes only.

(U.S. Dollars in thousands)	Nine Months Ended September 30, 2017
Revenue	$159,609
Net income	47,944

Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2017. In addition, the pro forma adjustments reflect changes in guarantors and amortization of the above market time charter as if the acquisition had taken place from the date of delivery of the vessel.

Vigdis Knutsen

On June 1, 2017, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 25 AS (“KNOT 25”), the company that owns and operates the Vigdis Knutsen. The purchase price was $147.0 million less $137.7 million of outstanding indebtedness plus $17.9 million for a receivable owed by KNOT to KNOT 25 and approximately $0.9 million for certain capitalized fees related to the financing of the Vigdis Knutsen plus $3.7 million of post-closing adjustments for working capital and interest rate swaps. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The provisional allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Vigdis Knutsen business contributed revenues of $6.9 million and net income of $1.6 million to the Partnership for the period from June 1, 2017 to September 30, 2017.

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the nine months ended September 30, 2017, giving effect to the Partnership’s acquisition and financing of the Vigdis Knutsen as if this acquisition had taken place on January 1, 2017. Since Vigdis Knutsen was delivered from the yard in February 2017 and commenced on its time charter contract in April 2017, there are no pro forma figures for the year ended December 31, 2016. The information is unaudited and is for illustration purposes only.

(U.S. Dollars in thousands)	Nine Months Ended September 30, 2017
Revenue	$160,765
Net income	44,585

Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2017. In addition, the pro forma adjustments reflect changes in guarantors and amortization of the above market time charter as if the acquisition had taken place from the date of delivery of the vessel.

Lena Knutsen

On September 30, 2017, KNOT Shuttle Tankers AS acquired KNOT’s 100% interest in KNOT Shuttle Tankers 26 AS (“KNOT 26”), the company that owns and operates the Lena Knutsen. The purchase price was $142.0 million less $133.8 million of outstanding indebtedness plus $24.1 million for a receivable owed by KNOT to KNOT 26 and approximately $1.0 million for certain capitalized fees related to the financing of the Lena Knutsen less $0.1 million of post-closing adjustments for working capital and interest rate swaps. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The provisional allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the nine months ended September 30, 2017, giving effect to the Partnership’s acquisition and financing of the Lena Knutsen as if this acquisition had taken place on January 1, 2017. Since Lena Knutsen was delivered from the yard in June 2017 and commenced on its time charter contract in September 2017, there are no pro forma figures for the year ended December 31, 2016. The information is unaudited and is for illustration purposes only.

(U.S. Dollars in thousands)	Nine Months Ended September 30, 2017
Revenue	$159,316
Net income	44,358

16) Equity Offering and Sale of Series A Preferred Units

Equity Offering

(U.S. Dollars in thousands)	January 2017 Offering
Gross proceeds received	$56,125
Less: Underwriters’ discount	925
Less: Offering expenses	321

Net proceeds received	$54,879

On January 10, 2017, the Partnership sold 2,500,000 common units, representing limited partner interests, in an underwritten public offering (the “January 2017 Offering”). The Partnership’s total net proceeds from the January 2017 Offering were $54.9 million.

The Partnership used the net proceeds from the January 2017 Offering to fund the cash portion of the purchase price of the Tordis Knutsen and to repay debt and for general partnership purposes.

Sale of Series A Preferred units

(U.S. Dollars in thousands)	February 2017 Series A Preferred Units	June 2017 Series A Preferred Units	Total Series A Preferred Units
Gross proceeds received	$50,000	$40,000	$90,000
Less: Fee	1,000	1,000	2,000
Less: Expenses	386	171	557

Net proceeds received	$48,614	$38,829	$87,443

On February 2, 2017, the Partnership issued and sold in a private placement 2,083,333 Series A Preferred Units at a price of $24.00 per unit. After deducting fees and expenses, the net proceeds from the sale were $48.6 million. The Partnership used the net proceeds from the sale to fund the cash portion of the purchase price of the Tordis Knutsen and to repay debt and for general partnership purposes.

On June 30, 2017, the Partnership (i) issued and sold in a second private placement 1,666,667 additional Series A Preferred Units at a price of $24.00 per unit and (ii) amended and restated its Partnership Agreement to make certain amendments to the terms of the Series A Preferred Units, including the 2,083,333 Series A Preferred Units issued on February 2, 2017. After deducting estimated fees and expenses, the net proceeds of the sale were $38.8 million. The Partnership used $30.0 million of the net proceeds to repay the revolving credit facility, which was drawn in connection with acquisition of the Vigdis Knutsen.

The Series A Preferred Units rank senior to the common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The Series A Preferred Units have a liquidation preference of $24.00 per unit, plus any Series A unpaid cash distributions, plus all accrued but unpaid distributions on such Series A Preferred Unit with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation. The Series A Preferred Units are entitled to cumulative distributions from their initial issuance date, with distributions being calculated at an annual rate of 8.0% on the stated liquidation preference and payable quarterly in arrears within 45 days after the end of each quarter, when, as and if declared by the Board.

The Series A Preferred Units will be generally convertible, at the option of the holders of the Series A Preferred Units, into common units commencing on February 2, 2019 at the then applicable conversion rate. The conversion rate will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the “Issue Price”) divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on February 2, 2017. In addition, the Partnership may redeem the Series A Preferred Units at any time between February 2, 2019 and February 2, 2027 at the redemption price specified in the Partnership Agreement, provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of its intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the then applicable conversion rate.

Upon a change of control of the Partnership, the holders of Series A Preferred Units will have the right to require cash redemption at 100% of the Issue Price. In addition, the holders of Series A Preferred Units will have the right to cause the Partnership to redeem the Series A Preferred Units on February 2, 2027 in, at the option of the Partnership, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of the common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date) plus any accrued and unpaid distributions. In addition, at any time following February 2, 2019 and subject to certain conditions, the Partnership will have the right to convert the Series A Preferred Units into common units at the then applicable conversion rate if the aggregate market value (calculated as set forth in the partnership agreement) of the common units into which the then outstanding Series A Preferred Units are convertible, based on the then applicable conversion rate, is greater than 130% of the aggregate Issue Price of the then outstanding Series A Preferred Units.

For additional information about the Series A Preferred Units, please read the Partnership’s Reports on Form 6-K filed with the Securities and Exchange Commission on February 2, 2017, May 17, 2017 and June 30, 2017 and Form 8-A/A filed on June 30, 2017.

17) Unit Activity

The following table shows the movement in the number of common units, subordinated units, general partner units and Series A Preferred Units from December 31, 2015 until September 30, 2017.

(in units)	Common Units	Subordinated Units	General Partner Units	Convertible Preferred Units
December 31, 2015	18,626,594	8,567,500	558,674	—
Subordinated units converted to common units	8,567,500	(8,567,500)	—	—
December 31, 2016	27,194,094	—	558,674	—
January 6, 2017: Public offering	2,500,000	—	—	—
February 2, 2017: Sale of Series A Preferred Units	—	—	—	2,083,333
June 30, 2017: Sale of Series A Preferred Units	—	—	—	1,666,667
September 30, 2017	29,694,094	—	558,674	3,750,000

On August 12, 2015, the Board authorized a program for the Partnership to repurchase up to 666,667 of its common units. The board of directors of the General Partner concurrently authorized the General Partner to purchase up to 333,333 common units of the Partnership. On August 10, 2016, the Board and the board of directors of the General Partner authorized an extension of the common unit purchase program to August 31, 2017, and on August 9, 2017, the Board and the board of directors of the General Partner authorized a further extension of the program to August 31, 2018. No additional common units were purchased by the Partnership or the General Partner in 2016 or to date in 2017. The Partnership and the General Partner may therefore purchase up to an additional 485,761 and 242,965 common units, respectively, under the extended program.

All purchases are made pursuant to a single program and are allocated approximately two-thirds to the Partnership and one-third to the General Partner. There is no obligation to purchase any specific number of common units and the program may be modified, suspended, extended or terminated at any time. Common units repurchased by the Partnership under the program have been cancelled.

The subordination period for the 8,567,500 subordinated units ended on May 18, 2016. All of the subordinated units, which were owned by KNOT, converted to common units on a one-for-one basis.

18) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through December 7, 2017, the date at which the unaudited condensed consolidated interim financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

During the fourth quarter of 2017, the Carmen Knutsen undertook her 5-year special survey drydocking. During dismantling for overhaul a technical default with its controllable pitch propeller was found as a result, the Vessel went to a different yard to complete the repair. Although all other work was at that time completed according to plan, the default has led to further off-hire.

The propeller shaft had to be sent to an external specialist for straightening back to the manufacturer’s tolerances. Both the propeller and connecting shafts had to be machined and a new sleeve acquired. As a result of the additional work, the Vessel is expected back on hire in Brazil late in December 2017 or early January 2018.

The additional off-hire and technical costs will be subject to an insurance claim. Under its loss of hire insurance policies, the Partnership’s insurer will pay the hire rate agreed in respect of the Carmen Knutsen for each day in excess of 14 deductible days while the Vessel was off hire. All Vessels under time charter have such loss of hire insurance to mitigate the loss of revenues as well as hull & machinery insurance to cover repair costs. The four Vessels under bareboat charter are insured by each charterer at its cost and carry no offhire risk as there are no offhire provisions in these contracts.

On November 15, 2017, the Partnership paid a quarterly cash distribution of $0.52 per unit with respect to the quarter ended September 30, 2017. The total amount of the distribution was $16.5 million. On November 15, 2017, the Partnership also paid distribution to Series A Preferred Unitholders with respect to the quarter ended September 30, 2017 in an aggregate amount equal to $1.8 million.

On November 9, 2017, the Partnership sold 3,000,000 common units in a public offering. In connection with the offering, the General Partner contributed a total of $1.2 million in order to maintain its 1.85% general partner interest in the Partnership. The Partnership’s total net proceeds from the offering and the related General Partner’s contribution were $65.7 million.

On November 9, 2017, the Partnership announced that its subsidiary, KNOT Shuttle Tankers 15 AS, which owns the Torill Knutsen, has entered into a term sheet for a new $100 million senior secured term loan facility (the “New Torill Facility”) with The Bank of Tokyo-Mitsubishi UFJ, which will act as agent. The New Torill Facility is expected to be repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The New Torill Facility is expected to bear interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility is expected to mature in 2023 and be guaranteed by the Partnership. The New Torill Facility would refinance a $74.4 million loan facility associated with the Torill Knutsen that bears interest at a rate of LIBOR plus 2.5% and is due to be paid in full in November 2018. Closing of the New Torill Facility is anticipated to occur in January, 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Partnership,” “we,” “our,” “us” or like terms, refer to KNOT Offshore Partners LP and its subsidiaries. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” on page 46 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with our unaudited condensed consolidated financial statements for the interim periods presented elsewhere in this report, as well as our historical consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 20-F”). Under our Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retained the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT”) and as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

General

We are a limited partnership formed to own, operate and acquire offshore shuttle tankers under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS (“TSSI”) and Nippon Yusen Kaisha (“NYK”). TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 800 vessels, including bulk carriers, containerships, tankers and specialized vessels.

As of September 30, 2017, we had a modern fleet of fourteen shuttle tankers that operate under long-term charters with major oil and gas companies engaged in offshore production. We intend to operate our vessels under long-term charters with stable cash flows and to grow our position in the shuttle tanker market through acquisitions from KNOT and third parties. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”), we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement.

Recent Developments

Common Unit Offering

On November 9, 2017, the Partnership sold 3,000,000 common units, representing limited partner interests, in an underwritten public offering, raising approximately $65.7 million in net proceeds, including $1.2 million from the General Partner’s contribution in order to maintain its 1,859% general partner interest.

Lena Knutsen Acquisition

On September 30, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 26 AS (“KNOT 26”), the company that owns the shuttle tanker Lena Knutsen, from KNOT for a purchase price of $142.0 million less $133.8 million of outstanding indebtedness plus approximately $24.1 million for a receivable owed by KNOT to KNOT 26 and approximately $1.0 million for certain capitalized fees related to the financing of the Lena Knutsen adjusted by $0.1 million of post-closing adjustments for working capital and interest rate swaps. On the closing of the acquisition, KNOT 26 repaid approximately $41.9 million of the indebtedness, leaving an aggregate of approximately $91.9 million of debt outstanding under the secured credit facility related to the vessel. The purchase price was settled in cash. On the closing of the acquisition, KNOT repaid the receivable in full.

Cash Distributions

On August 15, 2017, the Partnership paid a quarterly cash distribution of $0.52 per common unit and $0.48 per Series A Preferred Unit with respect to the quarter ended June 30, 2017. The cash distributions amounted to $16.4 million for common unitholders and $1.0 million for Series A Preferred unitholders.

On November 15, 2017, the Partnership paid a quarterly cash distribution of $0.52 per common unit and $0.48 per Series A Preferred Unit with respect to the quarter ended September 30, 2017. The cash distributions amounted to $16.4 million for common unitholders and $1.8 million for Series A Preferred unitholders.

Extension of Windsor Knutsen Charter

On July 14, 2017, Shell utilized its option to extend the time charter of the vessel Windsor Knutsen by one additional year until October 2018. Following the extension, Shell has five remaining one-year options to extend the time charter until October 2023.

Partnership Matters

On August 9, 2017, the Partnership held its 2017 annual meeting of limited partners at which Hans Petter Aas was elected as a Class IV director of the Partnership whose term will expire at the 2021 annual meeting of limited partners.

Common Unit Purchase Program

On August 10, 2016, the boards of directors of the Partnership and the General Partner each authorized an extension of the common unit purchase program to August 31, 2017. Originally approved on August 12, 2015, the program authorized the Partnership to repurchase up to 666,667 of its common units and the General Partner to purchase up to 333,333 common units of the Partnership. On August 9, 2017, the Board and the board of directors of the General Partner authorized a further extension of the program to August 31, 2018. As of December 31, 2015, the Partnership and the General Partner had purchased 180,906 and 90,368 common units, respectively, pursuant to the program at an average purchase price of $12.71 per unit. No additional common units had been purchased by the Partnership or the General Partner as of June 30, 2017. The Partnership and the General Partner may therefore purchase up to an additional 485,761 and 242,965 common units, respectively, under the extended program.

Revolving Credit Facility

On August 31, 2017, the Partnership entered into an unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility will mature in August 2019, bear interest at LIBOR plus margin of 1.8% and have a commitment fee of 0.5% on the undrawn portion of the facility.

Refinancing of Torill Knutsen

On November 9, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, entered into a term sheet for a new $100 million senior secured term loan facility (the “New Torill Facility”) with The Bank of Tokyo-Mitsubishi UFJ, which will act as agent. The New Torill Facility is expected to be repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The New Torill Facility is expected to bear interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility is expected to mature in 2023 and be guaranteed by the Partnership. The New Torill Facility would refinance a $74.4 million loan facility associated with the Torill Knutsen that bears interest at a rate of LIBOR plus 2.5% and is due to be paid in full in November 2018. Closing of the New Torill Facility is anticipated to occur in January 2018.

Results of Operations

Three Months Ended September 30, 2017 Compared with the Three Months Ended September 30, 2016

	Three Months Ended September 30,
(U.S. Dollars in thousands)	2017	2016	$ Change	% Change
Time charter and bareboat revenues	$57,970	$43,390	$14,580	34%

Other income	247	197	50	25%

Vessel operating expenses	11,828	7,588	4,240	56%
Depreciation	18,379	13,920	4,459	32%
General and administrative expenses	1,285	908	377	0
Interest income	68	6	62	0%
Interest expense	(8,040)	(5,129)	(2,911)	57%
Other finance expense	(327)	(315)	(12)	4%
Realized and unrealized gain (loss) on derivative instruments	2,832	3,613	(781)	-22%
Net gain (loss) on foreign currency transactions	(176)	13	(189)	-1454%
Income tax benefit (expense)	(3)	(3)	—	0%
Net income	21,079	19,357	1,723	9%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $14.6 million to $58.0 million for the three months ended September 30, 2017 compared to $43.4 million for the three months ended September 30, 2016. The increase was mainly due to increased time charter revenues from the Raquel Knutsen , the Tordis Knutsen and the Vigdis Knutsen being included in the results of operations from December 1, 2016, March 1, 2017 and June 1, 2017, respectively.

Other income: Other income for the three months ended September 30, 2017 was $0.25 million compared to $0.20 million for the three months ended September 30, 2016. The slight increase is mainly connected to the KNOT guarantee regarding the Windsor Knutsen, which is classified as other income.

Vessel operating expenses: Vessel operating expenses for the three months ended September 30, 2017 were $11.8 million, an increase of $4.2 million from $7.6 million in the three months ended September 30, 2016. The increase is mainly attributable to the increase of $3.7 million due to the Raquel Knutsen , Tordis Knutsen and the Vigdis Knutsen being included in the results of operations from December 1, 2016, March 1, 2017 and June 1, 2017, respectively. In addition there were higher operating expenses of $0.4 million mainly due to the weakness of the U.S. dollar against the Norwegian Kroner (“NOK”) during the three months ended September 30, 2017 compared to same period last year.

Depreciation: Depreciation expense for the three months ended September 30, 2017 was $18.4 million, an increase of $4.5 million from $13.9 million in the three months ended September 30, 2016. This increase was mainly due to the Raquel Knutsen , the Tordis Knutsen and the Vigdis Knutsen being included in the results of operations from December 1, 2016, March 1, 2017 and June 1, 2017, respectively.

General and administrative expenses: General and administrative expenses for the three months ended September 30, 2017 were $1.3 million, compared to $0.9 million for the same period in 2016. The increase is mainly due to additional activity during the three months ended September 30, 2017 and the increased size of the fleet.

Interest income: Interest income for the three months ended September 30, 2017 was $68,000, compared to $6,000 for the three months ended September 30, 2016.

Interest expense: Interest expense for the three months ended September 30, 2017 was $8.0 million, an increase of $2.9 million from $5.1 million for the three months ended September 30, 2016. The increase was mainly due to additional debt incurred in connection with the acquisition of the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the refinancing of the Hilda Knutsen and the drawdown of the revolver facility during the three months ended September 30, 2017 compared to the three months ended September 30, 2016.

Other finance expense: Other finance expense was $0.3 million for the three months ended September 30, 2017 and $0.3 million for the three months ended September 30, 2016. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized loss on derivative instruments for the three months ended September 30, 2017 was $2.8 million, compared to $3.6 million for the three months ended September 30, 2016, as set forth in the table below:

	Three Months Ended September 30,
(U.S. Dollars in thousands)	2017	2016	$ Change
Realized gain (loss):
Interest rate swap contracts	$(469)	$(671)	$202
Foreign exchange forward contracts	446	(152)	598

Total realized gain (loss):	(23)	(823)	800

Unrealized gain (loss):
Interest rate swap contracts	1,223	2,744	(1,521)
Foreign exchange forward contracts	1,632	1,692	(60)

Total unrealized gain (loss):	2,855	4,436	(1,581)

Total realized and unrealized gain (loss) on derivative instruments:	$2,832	$3,613	$(781)

As of September 30, 2017, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $655.5 million and the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $25.0 million against the NOK at an average exchange rate of NOK 8.38 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. Of the unrealized gain for the three months ended September 30, 2017, $1.2 million related to mark-to-market gains on interest rate swaps due to an increase in swap rates during the quarter, and an unrealized gain of $1.6 million related to foreign exchange contracts due to the strengthening of the NOK against the U.S. Dollar.

Net loss on foreign currency transactions: Net gain on foreign currency transactions for the three months ended September 30, 2017 was $0.2 million compared to a loss of $13,000 for the three months ended September 30, 2016.

Income tax (expense): Income tax expense for the three months ended September 30, 2017 and 2016 was $3,000.

Net income: As a result of the foregoing, we earned net income of $21.1 million for the three months ended September 30, 2017 compared to net income of $19.4 million for the three months ended September 30, 2016.

Nine Months Ended September 30, 2017 Compared with the Nine Months Ended September 30, 2016

	Nine Months Ended September 30,
(U.S. Dollars in thousands)	2017	2016	$ Change	% Change
Time charter and bareboat revenues	$153,255	$128,080	$25,175	20%
Loss of hire insurance recoveries	3,426	—	3,426	—
Other income	934	596	338	57%
Vessel operating expenses	31,537	23,210	8,327	36%
Depreciation	51,505	41,725	9,780	23%
General and administrative expenses	4,247	3,164	1,083	34%
Interest income	147	9	138	1533%
Interest expense	(21,506)	(15,213)	(6,293)	41%
Other finance expense	(956)	(916)	(40)	4%
Realized and unrealized gain (loss) on derivative instruments	1,816	(2,747)	4,563	-166%
Net gain (loss) on foreign currency transactions	(395)	(104)	(291)	280%
Income tax benefit (expense)	(9)	(9)	—	0%
Net income	49,423	41,598	7,826	19%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $25.2 million to $153.3 million for the nine months ended September 30, 2017 compared to $128.1 million for the nine months ended September 30, 2016. This was principally due to increased revenues from the Raquel Knutsen, the Tordis Knutsen and the Vigdis Knutsen being included in the results of operations from December 1, 2016, March 1, 2017 and June 1, 2017, respectively, and full earnings from the Bodil Knutsen during the nine months ended September 30, 2017 compared to 21.1 days offhire due to planned drydocking in the same period last year. The increase was partially offset by a reduction in time charter earnings due to the Windsor Knutsen and the Carmen Knutsen drydocking during the nine months ended September 30, 2017, and lower utilization of the fleet during the nine months ended September 30, 2017 due to 14 days deductible offhire for the Raquel Knutsen.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the nine months ended September 30, 2017 were $3.4 million compared to $nil for the nine months ended September 30, 2016. The loss of hire insurance recoveries were related to a technical default with the Raquel Knutsen’s controllable pitch propeller . The Raquel Knutsen was offhire from February 22, 2017 to May 15, 2017.

Other income: Other income for the nine months ended September 30, 2017 was $0.9 million compared to $0.6 million for the nine months ended September 30, 2016. The increase is mainly connected to the reimbursement for repairs and lost hire from KNOT for the Vigdis Knutsen due to the hull damage incident in June 2017.

Vessel operating expenses: Vessel operating expenses for the nine months ended September 30, 2017 were $31.5 million, an increase of $8.3 million from $23.2 million in the nine months ended September 30, 2016. The increase was primarily due to an increase of $7.7 million from the Raquel Knutsen , the Tordis Knutsen and the Vigdis Knutsen being included in the results of operations from December 1, 2016, March 1, 2017 and June 1, 2017, respectively, and $0.6 million was related to bunkers consumption in connection with the drydocking of the Windsor Knutsen .

Depreciation: Depreciation expense for the nine months ended September 30, 2017 was $51.5 million, an increase of $9.8 million from $41.7 million in the nine months ended September 30, 2016. This increase was mainly due to the Raquel Knutsen , the Tordis Knutsen and the Vigdis Knutsen being included in the results of operations from December 1, 2016, March 1, 2017 and June 1, 2017, respectively.

General and administrative expenses: General and administrative expenses for the nine months ended September 30, 2017 were $4.2 million, compared to $3.2 million for the same period in 2016. The increase is mainly due incremental expenses during the nine months ended September 30, 2017 in connection with the January 2017 common unit offering, private placement of Series A Preferred Units and the acquisitions of the Raquel Knutsen, the Tordis Knutsen and the Vigdis Knutsen .

Interest income: Interest income for the nine months ended September 30, 2017 was $147,000, compared to $9,000 for the nine months ended September 30, 2016.

Interest expense: Interest expense for the nine months ended September 30, 2017 was $21.5 million, an increase of $6.3 million from $15.2 million in the nine months ended September 30, 2016. The increase was mainly due to additional debt incurred in connection with the acquisition of the Raquel Knutsen , the Tordis Knutsen, the Vigdis Knutsen, the refinancing of the Hilda Knutsen and the drawdown of the revolver facility and higher LIBOR during the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016.

Other finance expense: Other finance expense was $1.0 million for the nine months ended September 30, 2017 and $1.0 million for the nine months ended September 30, 2016. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the nine months ended September 30, 2017 was $1.8 million, compared to a loss of $2.7 million for the nine months ended September 30, 2016, as set forth in the table below:

	Nine Months Ended September 30,
(U.S. Dollars in thousands)	2017	2016	$ Change
Realized gain (loss):
Interest rate swap contracts	$(2,076)	$(2,847)	$771
Foreign exchange forward contracts	280	(468)	748

Total realized gain (loss):	(1,796)	(3,315)	1,519

Unrealized gain (loss):
Interest rate swap contracts	948	(3,122)	4,070
Foreign exchange forward contracts	2,664	3,690	(1,026)
Total unrealized gain (loss):	3,612	568	3,044

Total realized and unrealized gain (loss) on derivative instruments:	$1,816	$(2,747)	$4,563

The increase in net realized and unrealized gain on derivative instruments was mainly due to an increase in the unrealized gain from the interest rate swaps.

Net loss on foreign currency transactions: Net loss on foreign currency transactions for the nine months ended September 30, 2017 was $0.4 million, compared to $0.1 million for the nine months ended September 30, 2016.

Income tax expense: Income tax expense for the nine months ended September 30, 2017 and 2016 was $9,000.

Net income: As a result of the foregoing, we earned net income of $49.4 million for the nine months ended September 30, 2017 compared to net income of $41.9 million for the nine months ended September 30, 2016.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes. We expect to continue to economically hedge our exposure to interest rate fluctuations in the future by entering into interest rate swap contracts.

We estimate that we will spend in total approximately $20.2 million for the next dry-docking and classification surveys for our ten time charter vessels in our current fleet. As our fleet matures and expands, our dry-docking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our dry-docking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the dry-docking yard that will depend on actual deviation from the vessel’s ordinary trading area to dry-docking yard.

On November 9, 2017, the Partnership sold 3,000,000 common units in a public offering, raising approximately $65.7 million in net proceeds, including $1.2 million from the General Partner’s contribution in order to maintain its 1.85% general partner interest.

As of September 30, 2017, the Partnership had available liquidity of $50.1 million, which consisted of cash and cash equivalents of $38.1 million and an undrawn revolving credit facility of $12.0 million.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of September 30, 2017, the Partnership’s net current liabilities were $51.1 million. Included in current liabilities are short term loan obligations that mature before September 30, 2018 and are therefore, presented as current debt.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, the Partnership believes that its current resources, including its current undrawn revolving credit facilities of $12.0 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Nine Months Ended September 30,
(U.S. Dollars in thousands)	2017	2016
Net cash provided by (used in) operating activities	$158,421	$83,110
Net cash provided by (used in) investing activities	(93,717)	(849)
Net cash provided by (used in) financing activities	(54,373)	(78,529)
Effect of exchange rate changes on cash	123	77
Net increase in cash and cash equivalents	10,454	3,732
Cash and cash equivalents at the beginning of the period	27,664	23,573
Cash and cash equivalents at the end of the period	38,118	27,382

Net cash provided by operating activities

Net cash provided by operating activities increased by $75.3 million to $158.4 million in the nine months ended September 30, 2017 compared to $83.1 million in the nine months ended September 30, 2016. This was mainly due to higher earnings from the Raquel Knutsen, the Tordis Knutsen and the Vigdis Knutsen being included in our results of operations as of December 1, 2016, March 1, 2017 and June 1, 2017, respectively, and a decrease of working capital mainly as a result of decrease in amounts due from related parties. The increase was partially offset by increased dry docking expenditures and loss of earnings for the scheduled dry docking of the Windsor Knutsen in first quarter of 2017.

Net cash used in investing activities

Net cash used in investing activities was $93.7 million in the nine months ended September 30, 2017 compared to $0.8 million in the nine months ended September 30, 2016. Net cash used in investing activities in the nine months ended September 30, 2017 was higher due to acquisitions of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen on March 1, 2017, June 1, 2017 and September 30, 2017.

Net cash used in financing activities

Net cash used in financing activities during the nine months ended September 30, 2017 of $54.4 million mainly related to the following:

•	The net proceeds from a public offering of common units in January 2017 of $54.9 million;

•	The net proceeds from the issuance of Series A Preferred Units of $87.4 million;

•	Proceeds of $100 million from the refinancing of the Hilda Knutsen; and

•	Proceeds from drawdowns under the two revolving credit facilities of $78.0 million.

This was offset by the following:

•	Repayment of long-term debt of $229.4 million, of which $75.6 million was repaid in connection with refinancing of the Hilda Knutsen;

•	Repayment of long-term debt from related parties of $93.4 million; and

•	Payment of cash distributions of $50.8 million.

Net cash used in financing activities during the nine months ended September 30, 2016 of $78.5 million mainly related to repayment of long-term debt of $38.2 million and payment of cash distributions of $45.1 million partially offset by a $5.0 million drawdown under our revolving credit facility.

Borrowing Activities

Long-Term Debt

As of September 30, 2017 and December 31, 2016, the Partnership had the following debt amounts outstanding:

(U.S. Dollars in thousands)	Vessel	September 30, 2017	December 31, 2016
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$168,928	$180,714
$35 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	23,000	25,000
$140 million loan facility	Fortaleza Knutsen & Recife Knutsen	111,563	118,125
$117 million loan facility	Hilda Knutsen	—	76,871
$100 million loan facility	Hilda Knutsen	98,462	—
$117 million loan facility	Torill Knutsen	74,409	78,105
$172.5 million loan facility	Dan Cisne, Dan Sabia	95,939	100,539
$77.5 million loan facility	Ingrid Knutsen	64,368	67,652
$74.5 million loan facility	Raquel Knutsen	69,721	73,643
$25 million Seller’s Credit and Seller’s Loan	Raquel Knutsen	—	25,000
$114.4 million loan facility	Tordis Knutsen	92,316	—
$114.4 million loan facility	Vigdis Knutsen	93,581	—
$114.4 million loan facility	Lena Knutsen	91,875	—
$25 million revolving credit facility		25,000	—

Total long-term debt		1,009,162	745,649

Less: current installments		71,561	60,314
Less: unamortized deferred loan issuance costs		2,035	1,330

Current portion of long-term debt		69,526	58,984

Amounts due after one year		937,601	685,335
Less: unamortized deferred loan issuance costs		4,492	2,673
Less: $25 million Seller’s Credit and Seller’s Loan		—	25,000

Long-term debt, less current installments, Seller’s Credit and Seller’s Loan and unamortized deferred loan issuance costs		$933,109	$657,662

The Partnership’s outstanding debt of $1,009.2 million as of September 30, 2017 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2017	$21,832	$—
2018	71,203	86,677
2019	54,985	285,678
2020	44,053	—
2021	44,653	70,811
2022 and thereafter	87,958	241,312

Total	$324,684	$684,478

As of September 30, 2017, the interest rates on the Partnership’s loan agreements (other than tranche two of the $77.5 million loan facility) were the London Interbank Offered Rate (“LIBOR”) plus a fixed margin ranging from 1.8% to 2.5%. On the export credit loan of $44.6 million which is tranche two of the $77.5 million loan facility secured by the Ingrid Knutsen, the annual rate is 3.85% composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The guarantee commission of 1.35% is classified as other finance expense.

$220 Million Term Loan Facility and $35 Million Revolving Credit Facilities

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior syndicate secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”) to repay existing debt under previous credit facilities and a $10.5 million seller’s credit from KNOT. The Senior Secured Loan Facility consisted of (i) a $220 million term loan (the “Term Loan Facility”) and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”).

The Revolving Credit Facility terminates in June 2019, and bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility. The Term Loan Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

On June 30, 2016, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, entered into an amended and restated senior secured credit facility (the “Amended Senior Secured Loan Facility”), which amended the Senior Secured Loan Facility. The Amended Senior Secured Loan Facility includes a new revolving credit facility tranche of $15 million, bringing the total revolving credit commitments under the facility to $35 million. The new revolving credit facility matures in June 2019, bears interest at LIBOR plus a fixed margin of 2.5% and has a commitment fee equal to 40% of the margin of the revolving facility tranche calculated on the daily undrawn portion of such tranche. The other material terms of the Senior Secured Loan Facility remain unaltered.

The Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Amended Senior Secured Loan Facility. The Amended Senior Secured Loan Facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen .

The Amended Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen , Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Amended Senior Secured Loan Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

•	Positive working capital for the borrowers and the Partnership;

•	Minimum liquidity of the Partnership of $21 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Amended Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of September 30, 2017, the borrowers and the guarantors were in compliance with all covenants under this facility.

$100 Million Hilda Loan Facility

On May 26, 2017, the Partnership’s subsidiary, KNOT Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen , entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “New Hilda Facility”). The New Hilda Facility replaced the $117 million loan facility, which was due to be paid in full in August 2018. The New Hilda Facility is repayable in twenty-eight (28) consecutive quarterly installments with a balloon payment of $58.5 million due at maturity. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The facility matures in 2024.

The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The New Hilda Facility contains the following primary financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $21 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of September 30, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

$117 Million Torill Loan Facility

In November 2011, Knutsen Shuttle Tankers 15 AS, the subsidiary owning the Torill Knutsen , as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Torill Facility”). The Torill Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is secured by a vessel mortgage on the Torill Knutsen . The Torill Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Torill Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Torill Facility contains the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $21 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of September 30, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

$140 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiary Knutsen Shuttle Tankers XII KS, as the borrower, entered into a senior syndicate secured loan facility in the amount of $140 million (the “New Fortaleza and Recife Facility”). The New Fortaleza and Recife Facility was drawn in November 2014 and replaced a $160 million loan facility previously secured by the Fortaleza Knutsen and the Recife Knutsen . The New Fortaleza and Recife Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The facility bears interest at LIBOR plus a margin of 2.125%. The Fortaleza Knutsen and the Recife Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the New Fortaleza and Recife Facility. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen .

The New Fortaleza and Recife Facility contains the following financial covenants:

•	The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the New Fortaleza and Recife Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $21 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of September 30, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

$172.5 Million Secured Loan Facility

In April 2014, KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, the subsidiaries owning the Dan Cisne and Dan Sabia , as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with the Partnership’s acquisition of the Dan Cisne , in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the “Dan Cisne Facility”) and a tranche related to Dan Sabia (the “Dan Sabia Facility”).

The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia . The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual installments with a final balloon payment due at maturity at September 2023 and January 2024, respectively.

The facilities contain the following financial covenants:

•	Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $21 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of September 30, 2017, the borrowers and the guarantor were in compliance with all covenants under this facility.

$77.5 Million Secured Loan Facility

In June 2012, Knutsen NYK Shuttle Tankers 16 AS, the subsidiary owning the Ingrid Knutsen , as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Ingrid Facility”). The Ingrid Facility includes two tranches. Tranche one is a commercial bank loan of $22.4 million, repayable in semi-annual installments with a final balloon payment due at maturity in December 2018. Tranche one bears interest at LIBOR, plus a margin of 2.25%. Tranche two is an export credit loan of $55.1 million, repayable in semi-annual installments and maturing in November 2025.

Tranche two bears interest at an annual fixed rate of 3.85%, composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The facility is secured by a vessel mortgage on the Ingrid Knutsen . The Ingrid Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Ingrid Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Ingrid Facility contains the following financial covenants:

•	Market value of the Ingrid Knutsen shall not be less than 125% of the outstanding balance under the Ingrid Facility;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $21 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Ingrid Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of September 30, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

$74.5 Million Secured Loan Facility

In December 2014, Knutsen Shuttle Tankers 19 AS, the subsidiary owning the Raquel Knutsen , as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Raquel Facility”). The Raquel Facility is repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Raquel Knutsen . The Raquel Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Raquel Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Raquel Facility contains the following financial covenants:

•	Market value of the Raquel Knutsen shall not be less than 100% of the of the outstanding balance under the Raquel Facility for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $21 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The Raquel Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of September 30, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Seller’s Credit and Seller’s Loan

As part of financing for the purchase of the Raquel Knutsen , on December 1, 2016 KNOT provided a $13.0 million seller’s credit (the “Seller’s Credit”) and a $12.0 million seller’s loan (the “Seller’s Loan”), each of which was guaranteed by the Partnership, had a maturity date of December 2021 and bore interest at LIBOR plus a fixed margin of 4.5%. Accrued interest on the Seller’s Credit and the Seller’s Loan accumulated and was capitalized. On January 13, 2017, the Seller’s Credit and the Seller’s Loan were repaid in full.

$114.4 Million Tordis Loan Facility

In April 2015, KNOT Shuttle Tankers 24 AS, the subsidiary owning the Tordis Knutsen , as the borrower, entered into a secured loan facility (the “Tordis Facility”). The Tordis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in November 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Tordis Knutsen . The Tordis Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Tordis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Tordis Facility contains the following financial covenants:

•	Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•	Minimum liquidity of the Partnership of $21 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of September 30, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

$114.4 Million Vigdis Loan Facility

In April 2015, KNOT Shuttle Tankers 25 AS, the subsidiary owning the Vigdis Knutsen , as the borrower, entered into a secured loan facility (the “Vigdis Facility”). The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in February 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Vigdis Knutsen . The Vigdis Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Vigdis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Vigdis Facility contains the following financial covenants:

•	Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•	Minimum liquidity of the Partnership of $21 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The Vigdis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of September 30, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

$114.4 Million Lena Loan Facility

In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen, as the borrower, entered into a secured loan facility (the “Lena Facility”). As of the time of the acquisition of the Lena Knutsen on September 30, 2017, the aggregate amount outstanding under the facility was $111.1 million. The Lena Facility is repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Lena Knutsen. The Lena Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Lena Facility contains the following financial covenants:

•	Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•	Minimum liquidity of the Partnership of $21 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The Lena Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of September 30, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

$25.0 Million Revolving Credit Facility

On August 31, 2017, the Partnership entered into an unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility will mature in August 2019, bear interest at LIBOR plus margin of 1.8% and have a commitment fee of 0.5% on the undrawn portion of the facility.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of September 30, 2017, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $271.0 million based on total interest bearing debt outstanding of $1.009.2 million, less interest rate swaps of $655.5 million, less a 3.85% fixed rate export credit loan of $44.6 million and less cash and cash equivalents of $38.1 million. Our interest rate swap contracts mature between March 2018 and August 2027. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.70%.

We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of September 30, 2017, the total contract amount in foreign currency of our outstanding foreign forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 209.5 million. We do not apply hedge accounting for derivative instruments.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of September 30, 2017:

	Payments Due by Period
(U.S. Dollars in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations (including interest) (1)	$1,145,496	$110,194	$529,617	$324,543	$181,142
Total	$1,145,496	$110,194	$529,617	$324,543	$181,142

(1)	The long-term debt obligations have been calculated assuming interest rates based on the 6-month LIBOR as of September 30, 2017, plus the applicable margin for all periods presented.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2 – Summary of Significant Accounting Policies of our consolidate financial statement included in our 2016 20-F filed with the Securities and Exchange Commission (“SEC”).

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. Historically, we have entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from interest rate and certain foreign exchange risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

Interest Rate Risks

A portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds may in the future be placed in fixed deposits with reputable financial institutions which yield better returns than bank deposits. The deposits generally have short-term maturities so as to provide us with the flexibility to meet working capital and capital investments.

We have historically used interest rate swap contracts to manage our exposure to interest rate risks. Interest rate swap contracts were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swap contracts are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swap contracts do not qualify for hedge accounting, and movements in their fair values are reflected in the statements of operations under “Realized and unrealized gain (loss) on derivative instruments.” Interest rate swap contracts that have a positive fair value are recorded as “Other current assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of September 30, 2017, we were party to interest rate swap contracts with a combined notional amount of approximately $655.5 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed rate payments rates between 1.25% per annum and 2.49% per annum for all periods. The interest rate swap contracts mature between March 2018 and August 2027. The notional amount and fair value of our interest rate swap contracts recognized as net assets as of September 30, 2017 are as follows:

	September 30, 2017
(U.S. Dollars in thousands)	Notional Amount	Fair Value (asset)
Interest rate swap contracts	$655,463	$5,110

As of September 30, 2017, our net exposure to floating interest rate fluctuations on its outstanding debt was approximately $271.0 million, based on total net interest bearing debt of approximately $1,009.2 million less the notional amount of our floating to fixed interest rate swaps of $655.5 million, less a 3.85% fixed rate export credit loan of $44.6 million and less cash and cash equivalent of $38.1 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $2.7 million on an annual basis as of September 30, 2017.

Foreign Currency Fluctuation Risks

We and our subsidiaries utilize the U.S. Dollar as our functional and reporting currency because all of our revenues and the majority of our expenditures, including the majority of our investments in vessels and our financing transactions, are denominated in U.S. Dollars. We could, however, earn revenue in other currencies and we currently incur a portion of our expenses in other currencies. Therefore, there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss);” and

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

As of September 30, 2017, we had entered into foreign currency forward contracts, selling a total notional amount of $25.0 million against NOK at an average exchange rate of NOK 8.38 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. We did not apply hedge accounting to our foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of September 30, 2017 and December 31, 2017, six customers accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Retained Risk

For a description of our insurance coverage, including the risks retained by us related to our insurance policies, please read “Item 4. Information on the Partnership – Business Overview – Risk of Loss, Insurance and Risk Management” in our 2016 20-F.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and our operations, performance and financial condition and assumptions related thereto. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	KNOT’s and our ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of our ability to make or increase distributions on our common units and to make distributions on the Series A Preferred Units and the amount of any such distributions;

•	our ability to integrate and realize the expected benefits from acquisitions.

•	our anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	our future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major users of shuttle tonnage;

•	our ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from KNOT in the future;

•	our continued ability to enter into long-term charters, which we define as charters of five years or more;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of our existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of our vessels;

•	our ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and fees and expenses payable under the technical management agreements, management and administration agreements and the administrative services agreement;

•	modifications to the Norwegian Tonnage Tax regime;

•	the anticipated taxation of KNOT Offshore Partners and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our securities in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that we file with the SEC.

Forward-looking statements in this Report on Form 6-K are based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed herein, in our 2016 Form 20-F and in our Form 6-K for the quarter ended June 30, 2017. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: December 8, 2017	By:	/s/ John Costain
		Name:	John Costain
		Title:	Chief Executive Officer and Chief Financial Officer